EXHIBIT 99.1

Till Capital Announces Completion of Acquisition of Omega Insurance Holdings, Inc.

HAMILTON, Bermuda, May 19, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (TSX-V:TIL) (the "Company" or "Till"), a Bermuda domiciled company, is pleased to announce the completion of the acquisition of Omega InsuranceHoldings, Inc. ("Omega"), a privately held and fully licensed Toronto, Canada based insurance provider(1). The acquisition of Omega includes the subsidiary companies Omega General Insurance Company and Focus Group, Inc. Mr. Philip H. Cook will continue to hold the position of Chief Executive Officer of Omega.

"We are excited to move forward with the combination of Omega's insurance industry expertise and our Company's investment and technical teams," said William M. Sheriff, Chairman and Chief Executive Officer of Till Capital. "This foundation for growth provides a unique platform combining a proprietary equity and investment strategy with an insurance company offering unique products and services. This acquisition represents a major step in solidifying our position in the insurance/reinsurance industry."

"We are very pleased that the transaction has now received the necessary approvals, which brings new and exciting opportunity for both of our organizations," said Philip H. Cook, Omega's Chief Executive Officer. "The property casualty insurance industry is in a constant state of change, and we look forward to expanding our operations to produce enhanced products and services for our clients and policyholders, along with sustainable profitability for all stakeholders."

Omega Insurance Holdings, Inc.

With over $40 million in assets and operating since 2004, Omega's mission is to offer secure, innovative and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner by a team of dedicated professionals. Omega's expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

1. To provide those insurers wishing to access the Canadian market, an ability to do so in the most efficient manner, through fronting arrangements and other creative solutions;

2. To provide those insurers wishing to exit Canada, through a dedicated company deep in experience in handling "run-off" business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

Transaction Details

At closing, Till paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times book value as at September 30, 2014. The transaction is subject to a post-closing "true-up" to cover changes in the book value from September 30, 2014 to the closing date. Till will also pay an additional amount (currently estimated at approximately $1.0 million) for new insurance transactions in process at closing, when those transactions actually close. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year end results, and adjusted to reflect any adverse development above 10% in claim reserves calculated from the closing date until December 31, 2015.

Philip H. Cook, M.B.A., F.C.I.P. - Chief Executive Officer

Serving as Omega's Chief Executive Officer since 2004, Mr. Phil Cook entered the Insurance Industry in 1962 and has worked in a variety of capacities with companies in England, Canada and the United States. From a background in Claims and Claims Management he moved to Administration, Operation and General Management. Before establishing Focus Group Inc. in 1986, he was the Chief Executive Officer for a major insurer. His qualifications and his extensive practical experience make him uniquely qualified to consult, advise and handle all aspects of insurance management. His specialties include claims management, strategic planning, risk management, feasibility studies, internal operations, IBNR calculations, audits and all areas of general management. He is presently Chief Agent for four insurers/reinsurers operating in the Canadian marketplace.

Courant Capital Management LLC

The Company also advises it has terminated its contract, including equity interests, with Courant Capital Management LLC ("Courant")(2) by mutual agreement.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company and its wholly-owned subsidiary, Resource Re Ltd., is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A reinsurance license. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits from reinsurance policies as well as above average returns on assets under management.

(1) Till Capital News Release dated July 28th, 2014

(2) Till Capital News Release dated May 20th, 2014

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the 9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "except", "project", "intend", "believe", "anticipate", "estimate", "will", "could" and other similar words, or statements that certain events or conditions "may" occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. In particular there is no guarantee that Omega's strategic advantages will result in an expansion of its customer base or that the transaction with the Company will result in the expansion of Omega's operations. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change.

CONTACT: Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com